

UQM TECHNOLOGIES INC

2003 ANNUAL REPORT

PERFORMANCE

EFFICIENCY

POWER DENSITY

THE *POWER* IN POWER TECHNOLOGY

UQM Technologies, Inc., is a developer and manufacturer of power dense, high efficiency electric motors, generators and power electronic controllers for the automotive, aerospace, medical, military and industrial markets. A major emphasis of the Company is developing products for the alternative energy technologies sector including power systems for battery, hybrid and fuel cell electric vehicles, 42-volt under-the-hood power accessories and other vehicle auxiliaries and distributed power generation applications. The Company's headquarters, engineering and product development center and motor manufacturing operation are located in Frederick, Colorado. Its electronic products manufacturing facility is located in St. Charles, Missouri. For more information on the Company, please visit our worldwide web site at www.uqm.com.

OUR MISSION

To improve the capability, performance and energy efficiency of our customers' products by providing them with technologically advanced electric power systems and components - motors, generators and power electronic controllers - that are cost effective, reliable and of superior quality, creating a competitive advantage for them and a cleaner environment for life on our planet.

SUMMARY FINANCIAL DATA

(in thousands of dollars, except per share amount)

	Year ended March 31,	
	2003	2002
Sales	$15,486	21,395
Gross Profit	127	2,110
Research and Development	118	99
Loss From Continuing Operations	(3,414)	(6,272)
Discontinued Operations	(185)	(2,321)
Net Loss	(3,599)	(8,593)
Net Loss Per Common Share:		
Continuing Operations	(.18)	(.36)
Discontinued Operations	(.01)	(.13)
	March 31, 2003	March 31, 2002
Cash and Cash Equivalents	$2,476	1,412
Working Capital	4,110	3,185
Total Term Debt	1,189	1,670
Shareholders' Equity	8,310	7,449
Total Assets	11,493	16,130
Capital Expenditures	304	514
FINANCIAL RATIOS		
Current Ratio	2.95:1	1.42:1
Term Debt to Equity	.14:1	.22:1

This report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this report and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things, the development of markets for our products. Important risk factors that could cause actual results to differ from those contained in the forward-looking statements include our ability to be profitable, our ability to obtain additional financing, our reliance on major customers and suppliers, our ability to commercialize our products, our ability to manage growth and the possibility that product liability insurance may become unavailable to us.



The front cover graphics spotlight selected vehicles powered by UQM® electric propulsion systems. The graphic is from the Company's worldwide website at www.uqm.com.

To Our Shareholders:

This has been an exciting year for the achievement of new and significant technology developments, but also a challenging one for our operating units. The continued downturn in the economy, particularly in the manufacturing sector, resulted in a 28% decline in total corporate revenue for the year. Nearly all of this reduction came from our contract electronics manufacturing unit, UQM Electronics. In spite of the weak economy, contract services revenue from customer funded product development remained flat and sales from the volume production of our proprietary motors increased 3%.



William G. Rankin
Chairman & Chief Executive Officer

UQM Electronics

UQM Electronics, our contract manufacturing business unit, continues to be a challenge. Because of major reductions in production volumes throughout this sector, large customers, including some of ours, are consolidating their supply base, and as a result, we have lost business. We have aggressively reduced costs at this operation and have funded their losses out of reductions in their inventory and working capital, minimizing their impact on our cash balance.

We are continuing to work with a number of new customers and although the launch of their production has been slow to come, we are optimistic that their business will materialize and be significant. These customers provide products to a number of different markets including the power utilities, wind turbine energy users, the gaming industry, internet and network providers and the military. We are currently providing samples to these customers and are working with them on their final production designs and production launch plans.

As part of servicing the needs of one of our customers, we established the capability to precision manufacture and X-ray inspect printed circuit boards incorporating BGA or ball grid array capability. This is an advanced technology that leads to reduced part requirements, further micronization and software programming flexibility. We are actively working with several customers on applications requiring this capability. Because of the manufacturing sophistication that BGA requires, the applications tend to be higher value add, have higher margins and are unlikely to be produced by low cost, offshore manufacturers.

Most important, UQM Electronics continues to provide us with the capability and capacity to produce our proprietary products in high volume, at high quality and at low cost as our engineering development programs move into production.

UQM Power Products

Revenue from our proprietary gearless brushless wheelchair motors rose to $4.1 million for the fiscal year. With over 35,000 UQM® propulsion systems fielded in Invacare Corporation Storm Series® wheelchairs, we are pursuing new customers for this proven propulsion system.

Also, we have numerous motors in various stages of development that we expect to transition into volume production. Some of these development programs are just getting underway, others are undergoing customer testing and several are in the final stages of pre-production and qualification testing.

Technology Advances

During the year, we achieved key milestones on a number of ongoing technology and product development programs and launched several new initiatives.

Early in the year, we completed testing and announced the commercial availability of our Integrated Electric Traction System (INTETS). Measuring just 15 inches in length and 11 inches in diameter, INTETS is the equivalent of a mid-sized car's conventional powertrain consisting of an internal combustion engine, transmission and differential. The system's impressive peak power rating of 100 hp, peak torque of 1250 lbf•ft and peak efficiency of 91% were recently validated through independent testing by the U.S. Department of Energy's Argonne National Laboratory Advanced Powertrain Research Facility. INTETS is unmatched in overall power density and efficiency and we are continuing to discuss its potential application with a number of vehicle OEMs.

> *"Our most significant technology accomplishment this year was achieving a revolutionary breakthrough in electric motor performance"*

Also early in the year, we completed the design and testing of a prototype modular power electronic inverter. This is a stationary power product which converts DC power from wind turbines, solar panels and engine generators to AC power. The inverter has size, efficiency and performance advantages over conventional inverters and we are actively pursuing additional funding to take the system to its next step of commercialization.

At our annual shareholder's meeting last August, we showcased in cooperation with Deere & Company, a concept hybrid electric lawn and garden tractor. The vehicle has a variant of our wheelchair motor in each rear wheel and is capable of zero turning radius operation. In addition, a UQM® generator provides the vehicle's onboard power and can also be used to power a home in case of a power outage, or be used to power hand tools and yard maintenance equipment. This is one of several applications of our proprietary motor that have production potential.

In February 2003, the Company was awarded a U.S. patent on its development of an accurate, low cost rotor position sensing technology which was originally developed and incorporated in our proprietary gearless brushless direct drive wheelchair motors. The patent has broad application in a range of products where resolvers are used to accurately sense rotating shaft position. This technology is expected to offer a substantial price advantage over resolvers and we intend to aggressively pursue its commercialization.

Our most significant technology accomplishment this year was achieving a revolutionary breakthrough in electric motor performance. We developed and tested a UQM® motor that delivers both high torque and high-speed at a Constant Power Speed Ratio of 10 to 1, which is more than twice the industry's next best performing motor technology. This capability has significant advantages for vehicle propulsion including minimizing gearing and eliminating gear changes required to achieve both high torque at vehicle launch and constant power at high vehicle speed. We are already seeing considerable interest in this new capability, particularly for application in demanding off-highway industrial and military vehicle applications.

Fuel Cell Programs

The future of fuel cells was given a big boost when President Bush announced in his State of the Union address, the $1.2 billion "Freedom Fuel Initiative" which will provide research funding for the development of clean, fuel cell-powered automobiles. Fuel cells cleanly and efficiently combine hydrogen and air to create electric power with pure water being the only by-product. Fuel cell-powered vehicles require electric motors for propulsion and motors to drive auxiliary systems that are currently driven by gears, belts or hydraulics creating a multitude of potential opportunities for UQM® products.

In addition to providing motors that efficiently use the electricity produced by fuel cells, our motors and electronic controls are a part of the fuel cell itself. Generally, the chemical reaction in a fuel cell is conducted under pressure requiring efficient compression of air. Likewise, many fuel cells introduce compressed hydrogen into the fuel cell. Early in the year, we announced several contracts totaling $1.5 million from fuel cell developers in North America and Europe for advanced electric motors and associated electronic controls used in both air and hydrogen compressor subsystems.

We also announced follow-on orders from Ballard Power Systems for additional fuel cell compressor drive motors. We have been supplying our custom designed motors to Ballard since early 2001 as part of their fuel cell engines used by a number of automotive OEMs, including Ford and DaimlerChrysler.

Military Programs

We are continuing to see a growing interest in our technology by the military. The war in Iraq brought heightened attention to the incredible levels of fuel consumption and logistics support required to feed the vehicles of war. The cost for a gallon of fuel used in the Iraq conflict has been estimated to be between $10 and $400 depending on whether it was air lifted into the country. It has been estimated that the Third Infantry Division consumed over 1 million gallons of fuel per day conducting operations in Iraq.

The Army's multi-billion dollar Future Combat Systems initiative is focused on developing a more deployable and fuel efficient fighting force and we believe hybrid electric technology will play a pivotal role in this transformation of military hardware. Our opportunity to participate in this transformation was greatly enhanced through our 10 to 1 technology breakthrough, which makes UQM® propulsion systems capable of servicing a broader class of hybrid electric fighting vehicles.

Our work on hybrid electric military HMMWVs also accelerated during the year. Four technology demonstration vehicles powered by UQM® propulsion motors, generators and power electronic controllers were delivered to the U.S. Army for testing at Aberdeen and Yuma Proving Grounds. One of these HMMWVs was subsequently sent to the Cold Regions Test Center in Alaska for cold weather evaluation. In addition, we supplied upgraded propulsion motors, generators and power electronic controllers for two additional vehicles designed and tested to operate at a depth of 5 feet under water allowing the hybrid electric HMMWV to achieve fordable operation. We see growing demand from the military for hybrid electric HMMWVs as a major opportunity for the Company.

We also made significant progress on our U.S. Air Force contract to develop propulsion motors, generators and power electronic controllers with low electromagnetic interference (EMI) signatures. These systems are currently being integrated at our facility into a shuttle bus and delivery van. These two vehicles are part of a fleet consisting of seven hybrid electric vans and four hybrid electric buses stationed at Robins Air Force Base.

In July 2002, we received a contract to supply the high-torque wheel-mounted propulsion systems (6 per vehicle) for the military's Unmanned Ground Combat Vehicle (UGCV). The 6.5 ton vehicle designated the Spinner is being developed under a Defense Advanced Research Projects Agency (DARPA) contract by a team that includes Carnegie Mellon, Boeing and PEI Electronics. Our motor-controller systems were delivered in December 2002 and the vehicle became operational in January 2003.

In August 2002, we announced our selection as propulsion system lead on a team led by Carnegie Mellon for the development of the military's Gladiator Tactical Unmanned Ground Vehicle (TUGV). And in May 2003, we announced that our team was awarded a $2.3 million Phase II contract to build and test the vehicle. The Gladiator, which is much smaller than UGCV, about the size of an all-terrain vehicle, is being developed under an Office of Naval Research contract as a low cost mobile platform capable of carrying multiple payloads.


CNBC
BUSINESS VIDEO
SQUAWK BOX

On February 19, 2003, the Company's technology and products were highlighted as key enablers in a CNBC "Squawk Box" segment focusing on hybrid electric vehicles. The segment featured a military HMMWV, a UPS delivery truck and both large and small John Deere tractors. We are very pleased to have achieved this national exposure for the Company twice in little over a year's time.

We were also awarded several SBIR Phase I contracts, including a Department of Defense contract to define and evaluate the optimal configuration for an advanced electric vehicle and a U.S. Marine Corps contract to define a complete hybrid electric propulsion system including the engine, generator, batteries and battery management system, traction motors and power electronic controls for small unmanned ground combat vehicles.

Other Key Events

During the year, we expanded our Fredrick, Colorado facility and in September 2002 relocated our corporate headquarters and product engineering center from Golden, Colorado. The Frederick facility now houses manufacturing of our proprietary motors, administration and engineering offices, advanced laboratories, dynamometer test stations and vehicle integration bays. The expanded facility has an improved and more productive layout and offers us the opportunity to lower our occupancy costs significantly while maintaining flexibility for future expansion onto the 2.5 acres we own adjacent to the facility.

We also announced in May 2003, the appointment of Don Vanlandingham to the Company's Board of Directors. Prior to his retirement at the beginning of 2003, Don served as Chairman of Ball Aerospace & Technologies Corporation, a wholly-owned subsidiary of Ball Corporation and prior to that he was President and Chief Executive Officer. Don holds a Bachelor's Degree in Electrical Engineering from Oklahoma State University and a Masters Degree in Electrical Engineering from Columbia University.

Don's experience as a senior executive in a highly technical business will bring additional technical judgment and business acumen to our Board and his extensive knowledge of the aerospace industry will be valuable in identifying additional applications for our technology and products.

Summary

Energy continues to be a focus of our nation's policy. Growing concerns about high fuel costs, our dependency on foreign oil and the possible disruption in its supply are causing an increased level of interest in hybrid electric and fuel cell electric vehicles. Vehicle producers are announcing new fuel-efficient vehicle programs and the government is providing tax incentives and additional R&D funding aimed at these new vehicles. Nearly everyone seems to be taking energy efficiency and fuel-efficient vehicles more seriously, including our customers, and that bodes well for our Company.

Most exciting are the numerous, diverse and high potential products that we have under development, virtually all funded by our customers. Some of these product development programs are just getting underway and involve leading edge research to add to and strengthen our technology and patent portfolio. Others are more mature with fully integrated products undergoing comprehensive testing by our customers as they progress toward commercial production launch. It is these production intent programs that are providing the Company and our shareholders with enormous potential.

We have modern, high quality manufacturing capability and capacity in place, a talented and dedicated workforce (both production, as well as technical) and a management team focused on revenue growth and improved financial performance.

As these long awaited markets materialize and the economy improves, the Company is in excellent position to exploit its technological advantages and return to rapid growth.

We are entering our next fiscal year optimistic and look forward to reporting the progress we are making.

June 30, 2003



William G. Rankin
Chairman and Chief Executive Officer

The Company's technology base includes a number of proprietary technologies and patents relating to brushless permanent magnet motors, generators and power electronic controllers, together with software code to intelligently manage the operation of the system.

The typical architecture of a UQM® motor consists of a stator winding employing a high pole count configuration, which allows for high copper utilization (minimizing energy loss and cost) and a hollow rotor upon which powerful rare earth magnets are mounted on the outer circumference. The stator is affixed to an aluminum housing containing a mounting ring and bearings which allows the rotor to be suspended within the stator. Commutation of the machine is accomplished electronically by sensing the position of the rotor in relation to the stator and intelligently pulsing electrical energy into the stator such that the electric field generated by the stator interacts with the magnetic field of the rotor producing rotational motion ("motor operation"). Conversely, the application of rotational motion to the rotor by an external force results in the generation of electrical power ("generator operation"). UQM® machines can be operated in either a forward or reverse direction of rotation and either in motor or generator mode and can dynamically change from one mode of operation to another in millisecond response time. The hollow design of the rotor permits the packaging of other components such as gears and electromechanical brakes in the interior of the machine. These design features contribute to lower usage of copper and iron and other materials generally (due to smaller package dimensions), reducing manufacturing cost over those for conventional machines of similar power. In addition, the utilization of neodymium-iron-boron ("NdFeB") magnet material in a wide range of consumer devices, such as cell phones, disk drives and medical devices has dramatically improved the availability, performance and price of this material, allowing the Company to price its advanced motors and controls competitively with lesser performing conventional motors, which management believes will accelerate the rate of commercialization of the Company's technology. Attributes of the Company's permanent magnet motor technology include brushless electronic commutation a relatively large air-gap dimension; the use of powerful rare earth NdFeB magnet material, good heat rejection, low iron content and low mechanical losses.


53 kW - Intermittent operation
32 kW - Intermittent operation
Efficiency Map
Output Torque (Nm)
Motor Speed (rpm)

UQM® System Efficiency Map

As a result, UQM® motors have high operating efficiencies (>90%), high power density (high power output to weight ratio) and generally have smaller external dimensions and weight for a given power output, improving packageability.

Attributes of the Company's microprocessor-based digital power electronic controllers include high power operation (600 amperes at 400 volts), four-quadrant control (forward/reverse and motoring/generation), reduced switching losses (minimizing energy loss), intelligent control and controller area network capability.

In addition, the Company has developed and patented a method of control embodied in electronic component architecture and software code (Phase Advance Control) which allows UQM® motors to deliver high output torque at low operating speeds and low torque at high operating speeds from the same machine. Conventional permanent magnet motor designs are limited to operating at either high torque and low speeds or low torque at high speeds, but not both. In most vehicle propulsion applications, high torque is required to launch the vehicle from a standing stop transitioning to high power as the vehicle is accelerated to highway speeds. In conventional internal combustion powered vehicles, the transition from high torque to high power is typically accomplished through the multiple gear changes performed by a mechanical transmission. UQM® motors, incorporating phase advance technology, are ideally suited as propulsion drives in electric, hybrid electric and fuel cell electric vehicles due to the ability to power a vehicle from a standing stop to highway speeds without mechanical gear changes, thereby eliminating the size, weight and cost of mechanical transmissions.

Substantially all of the Company's research and development activities are the results of projects contracted for and funded by customers, with the Company typically retaining intellectual property rights in the resulting technology developed.


Motor housing
Stator
Rotor
Electromechanical brake
End plate

UQM® Motor Architecture

Development and Commercialization Strategy

Our primary focus is incorporating our advanced technology into products aimed at existing commercial markets for electrically propelled vehicles such as wheelchairs, golf carts and industrial utility vehicles, as well as emerging markets expected to experience rapid growth including power systems for clean electric, hybrid electric and fuel cell electric on-road and off-road vehicles, vehicle auxiliaries configured to operate at 42 volts and environmentally friendly, distributed power generators. We are also expanding efforts to develop systems for other applications that value efficient, compact and lightweight drive solutions.

Our revenue is derived from two principle sources: 1) funded contract research and development services performed for strategic partners, customers and the U.S. government directed toward either the advancement of our proprietary technology portfolio or the application of proprietary technology to customer's products; and 2) the manufacture and sale of products engineered by us and the contract manufacture of noncompeting products.

Our objective is to leverage our technology base and name recognition to develop and manufacture products for our customers that are superior in performance at competitive prices. To this end, we have initially focused our attention on four market areas that have significant growth potential: 1) electric propulsion systems, generators and power electronic controllers for electric, hybrid electric and fuel cell electric vehicles. Virtually all automobile and truck manufacturers worldwide are developing such vehicles. In the case of hybrid electric power plants, additional customers include Tier I and Tier II automotive suppliers who hope to provide complete hybrid electric systems to their automotive customers; 2) electric propulsion systems and electronic controllers for small vehicles, such as electric wheelchairs, golf carts, small industrial vehicles and lawn and grounds care equipment; 3) electric auxiliaries, such as electric air conditioning compressors and electric power steering which are expected to replace existing belt-driven parasitic components now in use as part of the automotive industry's adoption of a new 42-volt standard, and fuel cell components such as air compressor drive motors and electronic controllers to manage the operation of the fuel cell, its power generation and the conversion of DC power output of the fuel cell to AC power; and 4) distributed power generation products such as wind generators, engine generators and electronic power inverters for both residential and commercial customers that need standby or backup power, remote stand-alone power, as well as grid-connected power.


Competitor
UQM
Competitor
UQM
Propulsion Motors

Motor Controllers

Fundamental to this strategy is the continual advancement of our proprietary motor, generator, power electronic controller and software technology portfolio and the maintenance of a high quality and competitive manufacturing capability for products that we develop.

Technology Advancement and Product Development

Our Corporate Offices and Engineering and Product Development Center are located in Frederick, Colorado, approximately 15 miles east of the foothills of the Rocky Mountains and 25 miles north of Denver in the area's high-tech corridor. Our Product Development Center houses the Company's technical staff of mechanical, electronic, software and application engineers and technicians. The Company offers a variety of engineering services to customers to expand its technology base and foster the application of its proprietary technology in customers end products including:

Custom Motor Development

We specialize in the development and production of power dense, high efficiency, high performance brushless permanent magnet electric motors and generators, power electronic inverters, gearsets and software systems for a variety of applications. Motors range in power from 500 W to 100 kW, voltage from 12 V to 400 V, and operating speeds from 30 rpm to 120,000 rpm.

Power Electronic Controls Development

We have extensive experience in developing power electronic motor controllers, inverters, dc-dc converters and control software for a variety of applications to meet tough automotive requirements. Our electronic engineers have designed controllers in power ranges from 1 kW to 100 kW and voltages from 12 V to 800 V incorporating air, liquid, and hydrogen cooling. Features such as controller area network (CAN) communication, torque-based traction control, diagnostic capability, phase advance, sensorless control and enhanced thermal management come standard on most of our products. Many current products integrate the power electronics with the motor/generator using common shared housings and cooling systems.

We also have extensive capability and computerized tools for developing electric motor/generator control applications using digital signal processors (DSPs). DSPs have enabled us to broadly expand our motor control capabilities by utilizing more sophisticated algorithms. The utilization of DSPs allows us to design more compact hardware, translating into lower manufacturing costs. The software and DSP development tools we use include compilers, assemblers, linkers and source-level debuggers for developing applications on Motorola microprocessors and Texas Instrument's DSPs.

Integrated Systems Development

Our engineering staff works with its customers in the development of their commercial products through the application of our advanced proprietary technologies. We provide our customers with much more than a designed component. Typically, a customer's project requires application engineering support and the simultaneous design of a motor/generator, power electronic controller and control software as an integrated system. By providing all of these services, we offer customers a single source for an optimized solution. The result is a UQM® custom system designed to the customer's demanding product specifications.



Integrated Motor/Controller

Dynamometer Testing

Our product development facilities are equipped to test and characterize a wide range of electric motors, generators, power electronic controllers and integrated systems. Five separate dynamometer test cells allow testing of systems from fractional horsepower motors to 150+ horsepower traction drives. Our largest dynamometer is capable of testing systems rated up to 330 hp. Test facilities include a 250 kW variable voltage solid state power supply; 20 kW and 75 kW motor/generators for regulated DC power supply; 32, 50 and 400 hp absorption dynamometers; a custom AC compressor system dynamometer; an environmental test chamber capable of -77 °C to 177 °C and 20% to 90% humidity; and an electromagnetic interference (EMI) chamber.

Accurate calibration of all test equipment is maintained on an annual calibration cycle and is traceable to the National Institute of Standards and Technology (NIST).


TEST

High Power Dynamometer

Vehicle Simulation

Throughout our decades of vehicle integration experience, we have developed a vehicle simulation model for predicting vehicle performance in a wide variety of applications. Predictive attributes of our model include acceleration and grade capability, range and fuel economy. Model output is used to develop an appropriate drivetrain configuration for specific operating environments and criteria. In addition to basic performance evaluations, the model is capable of evaluating vehicle performance across various driving cycles including many standard driving cycles. Special driving cycles may be added as required to simulate specific vehicle operating conditions. The model has been used effectively to predict the performance of pure electric, conventional, and hybrid passenger vehicles including series and parallel configurations, as well as transit buses and large off-road vehicles. The continuous correlation to actual test data ensures that the model is an effective predictor of ground vehicle performance for many classes of vehicles resulting in an accurate and versatile tool.



Vehicle Simulation

Application Engineering and Integration Services

We have decades of experience in electric and hybrid electric vehicle integration, ranging from bicycles, wheelchairs and motor scooters to automobiles, buses and trucks, both for commercial customers and the military.

Many of our projects begin as feasibility evaluations for customers to determine if a new electric or hybrid electric propulsion concept is appropriate for their application. The process entails defining customer requirements in terms of performance, operating environment, reliability, timeframe, cost, and any other factors unique to the specific application. Next, proprietary vehicle simulation software is used to define the optimum system configuration and components, including size, weight, efficiency, method of operation and cost. Finally, we recommend one or more design options with an accurate estimate of development effort, vehicle performance and costs.

Once an application project is launched, the degree of integration performed by us can range from simply supplying components and subsystems to the customer and providing limited integration support, to taking on total integration responsibility and providing the customer with a turnkey solution. Integration projects can be for subsystems such as engine generators and geared propulsion systems, or for complete vehicles. Vehicle programs typically involve converting OEM-supplied conventional vehicles to a battery electric, hybrid electric or fuel cell electric configuration.



Hybrid Shuttle Bus

Electronic Product Manufacturing

The Company's electronic products manufacturing is performed at its wholly-owned subsidiary, UQM Electronics, Inc., located in St. Charles, Missouri, a suburb of St. Louis. This operation performs volume manufacturing of thru-hole and surface mount printed circuit board assemblies (single/double sided and multi-layer), wire harness assemblies, integrated electro-mechanical assemblies and complete turnkey electronic product builds.

The Company's printed circuit board assembly operations include three automated surface mount production lines, one of which contains BGA (ball grid array) and Micro BGA component placement technology, with a combined component placement capacity of 110,000 parts per hour, state-of-the-art solder paste screening, automated adhesive dispensing systems, x-ray inspection and full functional testing capabilities.

UQM Electronics currently services a broad and diverse customer base in the automotive, industrial, computer, telecommunications, aviation, off-road equipment and consumer product industries. The operation's near-term focus is to cross market with the other operating divisions to attract customers that better fit the Company's alternative energy profile. Longer-term we expect to utilize our high volume electronics manufacturing expertise for the production of higher margin, proprietary products developed by the Company for its technology segment customers.



UQM Electronics Manufacturing Facility

Motor Manufacturing

The Company manufactures proprietary electric motors at its wholly-owned subsidiary, UQM Power Products, Inc. Located in Frederick, Colorado, UQM Power Products motor manufacturing operations currently consist of the final assembly of UQM® permanent magnet propulsion motors for Invacare Corporation's Storm Series® wheelchair. Our motor manufacturing operations are ISO 9002 quality certified, and over 35,000 motors have been manufactured and fielded since the launch of volume production operations in April of 1998. In addition, the Company operates a refurbishment program for used motors where critical parts are replaced and the refurbished units are sold through a service parts program administered by Invacare.

It is the strategy of the Company to transfer proprietary products from the Company's technology segment to UQM Power Products upon attaining volume levels sufficient to justify the investment in manufacturing tooling and machinery.



Volume Motor Production

The Company's common stock trades on the American, Chicago, Pacific, Frankfurt and Berlin Stock Exchanges. The high and low closing prices, by fiscal quarter, as reported by the American Stock Exchange for the last two years are as follows:

2003	High	Low
Fourth Quarter	$3.64	$2.57
Third Quarter	$3.35	$2.40
Second Quarter	$3.90	$1.85
First Quarter	$4.55	$3.60

2002	High	Low
Fourth Quarter	$ 5.60	$3.86
Third Quarter	$ 5.67	$3.95
Second Quarter	$ 6.30	$3.50
First Quarter	$ 7.49	$6.25

	Year Ended March 31,				
	2003	2002	2001	2000	1999
Contract services revenue	$ 2,985,639	2,999,342	2,283,292	1,702,937	1,517,960
Product sales	$ 12,500,769	18,395,898	23,011,358	17,096,963	11,402,122
Loss from continuing operations before other income (expense)	$ (3,710,168)	(6,337,051)	(1,805,409)	(4,892,252)	(2,527,785)
Loss from continuing operations	$ (3,413,679)	(6,271,555)	(2,042,538)	(5,504,510)	(2,992,297)
Discontinued operations	$ (184,971)	(2,321,100)	(1,097,584)	(967,297)	(761,773)
Net loss	$ (3,598,650)	(8,592,655)	(3,140,122)	(6,471,807)	(3,754,070)
Net loss per common share - basic and diluted:					
Continuing operations	$ (.18)	(.36)	(.12)	(.33)	(.19)
Discontinued operations	(.01)	(.13)	(.06)	(.06)	(.05)
	$ (.19)	(.49)	(.18)	(.39)	(.24)
Total assets	$ 11,492,562	16,129,535	27,481,593	24,257,843	27,206,578
Long-term obligations (1)	$ 1,189,262	2,121,738	3,471,760	4,394,582	5,324,828
Cash dividend declared per common share	$ -0-	-0-	-0-	-0-	-0-

(1) Includes current portion of long-term obligations.

Financial Condition

Cash and cash equivalents at March 31, 2003 was $2,476,276 and working capital (the excess of current assets over current liabilities) was $4,110,141 compared with $1,411,509 and $3,184,735, respectively, at March 31, 2002. The increase in cash and cash equivalents and working capital is primarily attributable to proceeds from the sale of common stock during the first quarter, net of subsequent repayments of debt.

Accounts receivable declined $1,628,552 to $1,034,002 at March 31, 2003 from $2,662,554 at March 31, 2002. The decrease is primarily attributable to lower revenue levels.

Costs and estimated earnings on uncompleted contracts decreased $254,729 to $187,484 at March 31, 2003 versus $442,213 at March 31, 2002. The decrease is due to more favorable billing terms on contracts in process at March 31, 2003. Estimated earnings on contracts in process declined to $619,403 or 24.6 percent of contracts in process of $1,903,214 at March 31, 2003 compared to estimated earnings on contracts in process of $1,025,313 or 29.2 percent of contracts in process of $2,486,598 at March 31, 2002. The decrease in estimated margins on contracts in process is attributable to anticipated cost overruns on certain engineering projects during the fiscal year ended March 31, 2003.

Inventory obligations of certain customers increased $386,805 to $789,767 at March 31, 2003 compared to $402,962 at March 31, 2002. The increase is due to slower than expected resolution of customer legal obligations for this inventory (see "Item 3 Legal Proceedings" above).

Inventories declined $2,613,088 to $1,620,262 principally due to a decline in raw material and work-in-process inventories of $2,278,324 and $435,981, respectively. The decline in raw materials inventories is attributable to reduced stocking levels, improved inventory turns and higher levels of inventory reserves for slow moving and obsolete inventory which accounted for $589,019 of the decline. The decline in work-in-process inventories is attributable to lower production levels in the electronic products segment.

Equipment of discontinued operations held for sale, net, declined to zero at March 31, 2003 compared to $1,253,432 at March 31, 2002 reflecting completion of the divestiture of the assets of the discontinued gear business.

Other current assets declined to zero at March 31, 2003 due to the recognition of deferred offering costs upon completion of a secondary stock offering during the first quarter.

The Company invested $304,114 for the acquisition of property and equipment during the fiscal year compared to $513,973 last fiscal year. The decrease in capital expenditures is primarily attributable to reduced capital expenditure requirements at the Company's electronic products segment. In addition, the Company invested $1,049,692 during the fiscal year for the expansion of its facility in Frederick, Colorado to accommodate the relocation of the Company's corporate headquarters and engineering staff from Golden, Colorado.

Accounts payable declined to $975,344 from $2,693,312 at March 31, 2003, primarily due to declining revenue levels and an associated decline in raw material inventory purchases by the electronics segment during the current fiscal year.

Other current liabilities increased $226,021 to $794,575 at March 31, 2003 from $568,554 at March 31, 2002. The increase is primarily attributable to the accrual of committed raw material inventory purchases, higher levels of accrued warranty costs, customer deposits, accrued rents and accrued loss reserves on certain engineering contracts.

In fiscal year 2001, a limited partnership in which the Company was a 50 percent owner sold its principal asset, the Company's headquarters building in Golden, Colorado, and was subsequently liquidated. As a result of this transaction, the Company recorded a deferred gain that was recognized ratably over the remaining term on the Golden facility lease that expired in September 2002. As a result the current portion of deferred gain on sale of real estate decreased to zero at March 31, 2003 from $322,139 at March 31, 2002.

In April 2002, the Company completed a secondary offering of 1,160,095 shares of common stock together with two-year warrants to purchase 232,019 shares of common stock at an exercise price of $5.73 per share. Cash proceeds, net of offering expenses, were $4,435,212. Immediately following completion of the offering the Company applied $3,182,947 of the proceeds to the reduction of debt. In November 2002, the Company re-financed an existing mortgage on its Frederick, Colorado facility including a portion of the expenditures related to expansion of the facility. As a result of both of these transactions, current portion of long-term debt decreased $445,122 to $116,921, long-term debt decreased $35,682 to $1,072,341 and revolving line-of-credit declined $2,254,000 to zero at March 31, 2003.

Term debt and accrued future losses of discontinued operations decreased $789,960 to zero at March 31, 2003 due to the repayment of term loans and the cessation of operations of gear manufacturing operations during the fiscal year ended March 31, 2003.

Billings in excess of costs and estimated earnings on uncompleted contracts decreased $159,361 to $223,378 at March 31, 2003 from $382,739 at March 31, 2002 reflecting billings on engineering contracts at a rate slower than the performance of the associated work during the fiscal year.

Common stock and additional paid-in capital increased to $188,445 and $55,885,486, respectively, at March 31, 2003 compared to $176,798 and $51,444,359 at March 31, 2002. The increases are primarily attributable to completion of a secondary offering of common stock during the fiscal year ended March 31, 2003.

Results of Continuing Operations

Continuing operations for the fiscal year ended March 31, 2003, resulted in a loss of $3,413,679, or $0.18 per common share compared to a loss from continuing operations of $6,271,555, or $0.36 per common share and $2,042,538, or $0.12 per common share for the fiscal years ended March 31, 2002 and 2001, respectively. Loss from continuing operations for the fiscal years ended March 31, 2003 and 2001 included charges of $140,471 and $291,818, respectively, associated with the write-down of assets. Loss from continuing operations for the fiscal year ended March 31, 2002 included a charge of $4,348,633 for the write-down of goodwill. In addition to the charges noted above, operating results for the fiscal year ended March 31, 2003 included a charge to cost of sales associated with the impairment of $942,733 electronic component raw material inventory at the Company's electronic product segment.

Revenue from contract services was flat for the fiscal year ended March 31, 2003 at $2,985,639 versus $2,999,342 for the fiscal year ended March 31, 2002 reflecting decreased activity on revenue generating activities during the second half of the current fiscal year. Revenue from contract services increased $716,050 or 31 percent for the year ended March 31, 2002 compared to revenue for the year ended March 31, 2001. The increase was attributable to stronger demand for development programs during the fiscal year ended March 31, 2002.

Product sales this fiscal year declined 32 percent to $12,500,769 compared to $18,395,898 for the year ended March 31, 2002. Revenue for the fiscal year ended March 31, 2002 declined 20 percent versus revenue for the year ended March 31, 2001 of $23,011,358. Mechanical products segment revenue for the year ended March 31, 2003 increased $135,058 or 3 percent to $4,136,328 compared to $4,001,270 for fiscal year ended March 31, 2002. Mechanical products segment revenue for the fiscal year ended March 31, 2002 rose $1,195,970 or 43 percent compared to revenue for the fiscal year ended March 31, 2001 of $2,805,300. The growth in mechanical products segment revenue in each fiscal year is attributable to increased shipments of wheelchair motors. Mechanical product segment revenues during the fourth quarter of this fiscal year declined approximately 34 percent from the average production levels during the preceding three fiscal quarters due to the economic weakness in major world markets. The Company expects production to continue at these decreased levels through the first and second quarters of the fiscal year ending

March 31, 2004. Electronic products segment revenue for the fiscal year ended March 31, 2003 decreased 42 percent to $7,934,048 compared to $13,646,245 for fiscal year ended March 31, 2002. Electronic products segment revenue for the fiscal year ended March 31, 2002 decreased $5,464,709 or 29 percent compared to revenue of $19,110,954 for the fiscal year ended March 31, 2001. The decline in revenue in both years is attributable to generally reduced order levels and the loss of significant customers arising from deteriorating economic conditions following the events of September 11, 2001. Technology segment product revenue for the fiscal year ended March 31, 2003 decreased 42 percent to $430,393 compared to $748,383 for fiscal year ended March 31, 2002. Technology segment product revenue for the fiscal year ended March 31, 2002 decreased $346,721 or 32 percent compared to revenue of $1,095,104 for the fiscal year ended March 31, 2001. The decrease in both years is attributable to reduced demand for proprietary propulsion systems.

Gross profit on contract services was 13.5 percent this fiscal year compared to 31.5 and 15.4 percent for the fiscal years ended March 31, 2002 and 2001, respectively. The decline in contract services margins for the current fiscal year versus the fiscal years ended March 31, 2002 and 2001 is attributable to cost overruns on certain engineering contracts this year. Gross profit margins on product sales this fiscal year was a negative 2.2 percent compared to 6.3 and 10.0 percent in the fiscal years ended March 31, 2002 and 2001, respectively. The decrease in margins on product sales for this fiscal year versus each of the two prior comparable fiscal years is attributable to a charge of $942,733 and $341,632 for the impairment of inventory for 2003 and 2002, respectively, decreased overhead absorption due to declining revenue levels and a less favorable product mix.

Research and development expenditures for the fiscal year ended March 31, 2003 increased to $117,735 compared to $98,940 and $103,231 for the fiscal years ended March 31, 2002 and 2001, respectively. The increase is primarily due to an increase in cost-share type contracts this fiscal year versus each of the prior two fiscal years.

General and administrative expense this fiscal year was $3,579,407 compared to $3,729,064 and $3,786,669 for the fiscal years ended March 31, 2002 and 2001, respectively. The decrease in general and administrative expenses for this fiscal year versus last fiscal year is primarily attributable to lower general and administrative expense in the Company's electronic products segment and lower professional fees associated with acquisition activities. The decrease in general and administrative expenses for the fiscal year ended March 31, 2002 versus the fiscal year ended March 31, 2001 is attributable to professional fees associated with acquisition activities in the fiscal year 2001.

Write-down of assets for the fiscal year ended March 31, 2003 of $140,471 is primarily attributable to the impairment and disposal of obsolete equipment. Write-down of assets for the fiscal year ended March 31, 2001 of $291,818 is attributable to the retirement of obsolete electronic equipment and the write-down of the Company's investment in Aeromax Corporation.

Write-down of goodwill for fiscal year ended March 31, 2002 of $4,348,633 is attributable to the Company's assessment that the fair value of its electronic products segment exceeded its recorded value at March 31, 2002.

Interest income declined to $28,035 for the current fiscal year compared to $64,067 and $59,588 for the fiscal years ended March 31, 2002 and 2001, respectively. The decrease is generally attributable to lower interest rates on invested funds versus the two prior fiscal years.

Interest expense decreased to $68,050 for the year ended March 31, 2003 compared to $372,084 and $298,690 for the fiscal years ended March 31, 2002 and 2001, respectively. The decrease for the fiscal year ended March 31, 2003 versus the fiscal year ended March 31, 2002 is due to the repayment of equipment term loans and line-of-credit borrowings during the current fiscal year. The increase for the fiscal year ended March 31, 2002 versus the fiscal year March 31, 2001 is attributable to higher interest rates on borrowings throughout the fiscal year ended March 31, 2002 on the Company's lines-of-credit.

Gain on sale of real estate was $322,139 for the fiscal year ended March 31, 2003 compared to $379,997 and $19,286 for each of the two preceding fiscal years, respectively. The gain is attributable to the recognition of deferred gain through the remaining lease term arising from the sale of the Company's Golden facility during the fiscal year ended March 31, 2001 by a partnership of which the Company held a 50 percent ownership stake.

Results of Discontinued Operations

In October 2001, the Company announced its intention to exit its non-core contract gear manufacturing business. As a result, during the quarter ended September 30, 2001, the Company recorded a charge of $1,676,450 for the estimated loss on disposal of the gear division, which included a provision of $663,792 for expected operating losses during the phase-out period. Additionally, for all periods presented, the Company reclassified operating results of the gear division to loss from operations of discontinued gear division, and reclassified all capital equipment and associated term debt as current under the following balance sheet captions: equipment of discontinued operations held for sale, net and term debt and accrued future losses of discontinued operations, respectively. The Company completed the divestiture of the contract gear manufacturing business during the first quarter of the fiscal year ended March 31, 2003.

Loss from operations of the discontinued gear division for the fiscal year ended March 31, 2003 was $184,971, or $0.01 per common share compared to a loss of $2,321,100, or $0.13 per common share and $1,097,584, or $0.06 per common share for the fiscal years ended March 31, 2002 and 2001, respectively. The decrease in the loss this fiscal year is attributable to the completion of the divestiture process during the first quarter of the fiscal year.

Liquidity and Capital Resources

The Company's cash balances and liquidity throughout the fiscal year ended March 31, 2003 were adequate to meet operating needs, although liquidity was adversely impacted by a general tightening of bank credit discussed below. At March 31, 2003, the Company had working capital (the excess of current assets over current liabilities) of $4,110,141 compared to $3,184,735 at March 31, 2002. Working capital increased by $925,406 primarily due to the proceeds from the Company's secondary offering, which resulted in cash proceeds, net of offering costs, of $4,435,212. Proceeds from the stock offering were subsequently partially applied to the repayment of term debt and revolving line-of-credit borrowings.

For the year ended March 31, 2003 net cash provided by operations was $488,905 compared to net cash provided by operations of $1,946,936 for the year ended March 31, 2002. The decline in cash provided by operating activities in this fiscal year as compared to the prior fiscal year is primarily attributable to and due to lower levels of cash generated from reductions in the level of accounts payable this fiscal year and the effect of a charge for the write-down of goodwill last fiscal year. The increase in cash provided by operating activities of $5,404,130 for the year ended March 31, 2002 versus the fiscal year ended March 31, 2001 was primarily due to cash provided from decreases in the level of accounts receivable and inventory in the fiscal year ended March 31, 2002 versus cash used on these items in the prior fiscal year.

Cash used by investing activities of continuing operations for the fiscal year ended March 31, 2003 was $1,418,147 compared to $588,205 for the previous fiscal year. The increase is primarily attributable to expansion of the Company's Frederick, Colorado facility, partially offset by lower levels of capital expenditures for machinery and equipment. Cash used for the acquisition of property and equipment was $513,973 for the fiscal year ended March 31, 2002 versus $2,151,041 for the fiscal year ended March 31, 2001. Equipment purchases and net cash used by operating activities during fiscal 2001 were primarily funded from cash proceeds received from the sale of real estate, net of distributions to a minority interest, of $1,752,365 and from cash proceeds from borrowings, net of repayments, which amounted to $3,986,158.

Cash flows provided by financing activities of continuing operations was $1,716,764 for the fiscal year ended March 31, 2003 versus cash flow used by financing activities of $1,814,315 for the comparable period last year. The increase this fiscal year is primarily attributable to completion of a secondary offering that resulted in net cash proceeds of $4,435,212, offset by repayments of debt and revolving line-of-credit, net of new borrowings secured by facility, totaling $2,734,804. Cash flows used by financing activities for the fiscal year ended March 31, 2002 was primarily attributable to repayments of our revolving line-of-credit and repayments of term debt.

During the first half of the current fiscal year, the Company's liquidity was adversely impacted by a general tightening of credit in the banking industry. As a result of these conditions and continued operating losses, the Company's banking facilities were not renewed requiring the Company to apply $3,182,947 of its then available cash balances to the repayment of these debt obligations. Liquidity was additionally negatively impacted by the elimination of then available additional borrowing availability of approximately $1,200,000 on the lines-of-credit, which were not renewed. At March 31, 2003, cash and cash equivalents were $2,476,276 and working capital was $4,110,141. The Company expects to manage its operations and working capital requirements to minimize the future level of operating losses and working capital usage, however, we cannot provide assurance that we will be successful in achieving these objectives. In addition, some of the Company's significant customers have experienced downturns in their businesses as a result of deteriorating general economic conditions and other factors. To the extent these customers experience financial difficulties sufficient to impair their ability to honor their financial commitments or further reduce their orders for goods and services, the Company could experience a material adverse change in its financial condition, results of operations and liquidity.

The Company is actively considering possible future acquisitions at any given time and from time to time enters into non-binding letters of intent with respect to possible acquisitions. The Company expects to continue its strategy of growing its business through expanding its product line of permanent magnet motors and controllers, securing production orders from new and existing customers for electronic assemblies, designing and introducing new products for manufacture, seeking strategic alliances to accelerate the commercialization of its technology and pursuing synergistic and accretive acquisitions. The Company believes its financial resources are sufficient to fund its operations for at least the next eighteen months. The Company expects to finance its operations and future growth from existing cash resources, cash flow from operations, if any, and through the issuance of equity or debt securities or a combination thereof. There can, however, be no assurance that existing cash resources will be sufficient to fund these objectives or that financing or equity capital will be available on terms acceptable to the Company. In the event existing cash resources are not sufficient to fund operations as currently configured, or financing or equity capital to fund future growth is not available, the Company will modify its strategy to align its operations with its then available financial resources.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in United States requires management to make judgements, assumptions and estimates that effect the amount reported in the Consolidated Financial Statements and accompanying notes. Note 1 to the Consolidated Financial Statements describes the significant accounting policies and methods used in preparation of the Consolidated Financial Statements. Estimates are used for but not limited to allowance for doubtful accounts receivables, costs to complete contracts, collectibility of inventory obligations of certain customers, recoverability of inventories and warranty costs. Actual results could differ materially from these estimates. The following critical accounting policies are impacted significantly by judgements, assumptions and estimates used in preparation of the Consolidated Financial Statements.

Accounts Receivable

The Company's trade accounts receivable are subject to credit risks associated with the financial condition of its customers and their liquidity. The Company evaluates all customers periodically to assess their financial condition and liquidity and sets appropriate credit limits based on this analysis. As a result, the collectibility of accounts receivable may change due to changing general economic conditions and factors associated with each customers particular business. The Company has established a reserve for potentially uncollectible trade accounts receivable which is management's best estimate of the amount of trade accounts receivable that it believes may become uncollectible at a future date due to the foregoing factors. At March 31, 2003, the Company has recorded reserves for uncollectible trade accounts receivable of $28,756. It is reasonably possible, that future events or changes in circumstances could cause the realizable value of the Company's trade accounts receivable to decline materially, resulting in additional material losses.

Inventory Obligations of Certain Customers

The Company's electronic products segment provides contract manufacturing services for a variety of customers. Typically the Company requires its customers to contractually commit to pay for any non-returnable or non-cancelable raw material inventory purchased by the Company on behalf of its customers. The significant economic downturn in the contract electronics manufacturing industry over the last two years has caused originally scheduled or anticipated production runs to be reduced or cancelled by customers resulting in substantial amounts of raw material inventory being held by the Company for which current or former customers are contractually obligated. To date several customers have failed to honor their contractual obligation to pay for non-cancelable and non-returnable raw material purchased by the Company on their behalf. Accordingly, the Company has reclassified this inventory, together with allowances for the Company's best estimate of uncollectible amounts, in its financial statements. At March 31, 2003 such inventory, net of allowances for uncollectible amounts of $367,710, was $789,767. The Company intends to pursue legal action against those customers who fail to honor their contractual obligations to the Company and has filed to-date two such lawsuits, both of which are awaiting trial. Although the Company believes that its contracts with customers are enforceable, there are inherent risks in litigation and it is possible the Company will not prevail in these actions, the customer will assert counterclaims and prevail on such claims or that if the Company does prevail, the customer will nevertheless not have the financial resources to pay any judgement rendered by the court. In the event the Company does not prevail in litigation, substantially all of this inventory obligation could be rendered uncollectible. Such an outcome, should it occur, could have a materially adverse effect on the Company's results of operations, financial condition and liquidity.

Inventories

The Company maintains raw material inventories of electronic components, motor parts and other materials to meet its expected manufacturing needs for proprietary products and for products manufactured to the design specifications of its customers. Some of these components may become obsolete or unusable due to design changes. Accordingly, the Company periodically assesses its raw material inventory for potential impairment of value based on then available information, expectations and estimates and establishes impairment reserves for estimated declines in the realizable value of its inventories. The actual realizable value of the Company's inventories may differ materially from these estimates based on future occurrences and any resulting change in the Company's estimates. The Company separately classifies raw material inventory when the inventory for which the customer is contractually obligated to pay is not currently being utilized or is not expected to be used at a future date in production operations (see "Inventory Obligations of Certain Customers" above). At March 31, 2003, the Company has recorded inventory reserves of $1,032,290. It is reasonably possible, that future events or changes in circumstances could cause the realizable value of the Company's inventories to decline materially, resulting in additional material impairment losses.

Percentage of Completion Revenue Recognition on Long-term Contracts: Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts

The Company recognizes revenue on the development projects funded by its customers using the percentage-of-completion method. Under this method, contract services revenue is based on the percentage that costs incurred to date bear to management's best estimate of the total costs to be incurred to complete the project. Many of these contracts involve the application of the Company's technology to customers' products and other applications with demanding specifications. Management's best estimates have sometimes been adversely impacted by unexpected technical challenges requiring, additional analysis and redesign, failure of electronic components to operate in accordance with manufacturers published performance specifications, unexpected prototype failures requiring the purchase of additional parts and a variety of other factors that caused unforeseen delays and additional costs. It is reasonably possible that total costs to be incurred on any of the projects in process at March 31, 2003 could be materially different from management's estimates, and any modification of management's estimate of total project costs to be incurred could result in material changes in the profitability of affected projects or result in material losses on any affected projects.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "*Business Combinations*" and SFAS No. 142, "*Goodwill and Other Intangible Assets.*" SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after

June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 required that, beginning April 1, 2002 goodwill would no longer be amortized for any intangible assets determined to have an indefinite useful life and acquired in a business combination accounted for under the purchase method and completed prior to June 30, 2001. In addition, the Company was required to assign goodwill to specific reporting units and then test it for impairment at least annually under a two step approach designed to compare the carrying value of each reporting unit to the fair value of the reporting unit. The Company was required to reassess its intangible assets, including goodwill recorded in connection with earlier acquisitions accounted for under the purchase method, including their useful lives. The Company adopted SFAS No. 141 and SFAS No. 142 on March 31, 2002.

In June 2001, the FASB issued SFAS No. 143, *"Accounting for Asset Retirement Obligations,"* which is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. On April 1, 2002, the Company early adopted SFAS No. 143 which had no material impact on the Company's financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. On April 1, 2002, the Company adopted SFAS No. 144 which had no material impact on the Company's financial condition or results of operations.

In April 2002, the FASB issued SFAS No. 145, *"Rescission of FASB Statements No. 4, 44 and 64, and amendment of FASB Statement No. 13, and Technical Corrections."* This Statement, among other things, amends SFAS No. 13, *"Accounting for Leases,"* to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Certain provisions of SFAS No.145 are effective for fiscal years beginning after May 15, 2002, and other provisions related to specific transactions are effective for those transactions occurring after May 15, 2002. On October 1, 2002, the Company adopted SFAS No. 145 which had no material impact on the Company's financial condition or results of operations.

In July 2002, the FASB issued SFAS No.146, *"Accounting for Costs Associated with Exit or Disposal Activities."* SFAS No.146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination or (2) a disposal activity within the scope of SFAS No.144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* Those costs include (a) certain termination benefits (so-called one-time termination benefits), (b) costs to terminate a contract that is not a capital lease, and (c) other associated costs including costs to consolidate facilities or relocate employees. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002, however earlier application is encouraged. On October 1, 2002, the Company adopted SFAS No. 146 which had no material impact on the Company's financial condition or results of operations.

In November 2002 the FASB issued Financial Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – and interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34 (FIN 45)."* FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No.148, *"Accounting for Stock-Based Compensation-Transition and Disclosure an amendment of FASB Statement No.123."* SFAS No.148 amends SFAS No.123, *"Accounting for Stock-Based Compensation,"* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirement of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Statement is effective for fiscal years beginning after December 15, 2002, however earlier application is encouraged. The provisions of SFAS No. 148 have no material impact on the Company, as we do not plan to adopt the fair-value method of accounting for stock options at the current time.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* SFAS No. 149 amends SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The Company plans to adopt SFAS No. 149 on April 1, 2003 and expects that the adoption of SFAS No. 149 will not have a material impact on its financial condition and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. The Company does not use financial instruments to any degree to manage these risks and does not hold or issue financial instruments for trading purposes. All of the Company's product sales, and related receivables are payable in U.S. dollars. The Company is subject to interest rate risk on its debt obligations. One of the Company's long-term debt obligations has a variable rate of interest indexed to the prime rate. The interest rate on these instruments approximates current market rates as of March 31, 2003. A one percent change in the prime interest rate would increase or decrease interest expense by $2,395 on an annual basis on outstanding borrowings at March 31, 2003 on debt with adjustable interest rate provisions.

Independent Auditors' Report

The Board of Directors
UQM Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of UQM Technologies, Inc. and subsidiaries (Company) as of March 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UQM Technologies, Inc. and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Denver, Colorado
May 15, 2003

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets

	March 31, 2003	March 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 2,476,276	1,411,509
Accounts receivable (notes 13 and 20)	1,034,002	2,662,554
Costs and estimated earnings in excess of billings on uncompleted contracts (note 2)	187,484	442,213
Inventory obligations of certain customers, net (note 3)	789,767	402,962
Inventories (notes 4 and 20)	1,620,262	4,233,350
Prepaid expenses	112,568	220,528
Equipment of discontinued operations held for sale, net (note 14)	-	1,253,432
Other	-	130,934
Total current assets	6,220,359	10,757,482
Property and equipment, at cost:		
Land (note 9)	181,580	181,580
Building (note 9)	2,296,957	1,247,265
Machinery and equipment (notes 7 and 9)	6,962,596	8,622,471
	9,441,133	10,051,316
Less accumulated depreciation	(4,944,608)	(5,482,194)
Net property and equipment	4,496,525	4,569,122
Patent and trademark costs, net of accumulated amortization of $276,218and $219,084	751,473	757,059
Other assets	24,205	45,872
	$ 11,492,562	16,129,535

See accompanying notes to consolidated financial statements.

(Continued)

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets, Continued

Liabilities and Stockholders' Equity	March 31, 2003	March 31, 2002
Current liabilities:		
Accounts payable	$ 975,344	2,693,312
Other current liabilities (notes 8 and 20)	794,575	568,554
Current portion of deferred gain on sale of real estate (note 5)	-	322,139
Current portion of long-term debt (note 9)	116,921	562,043
Term debt and accrued future losses of discontinued operations (notes 9 and 14)	-	789,960
Revolving line-of-credit (note 9)	-	2,254,000
Billings in excess of costs and estimated earnings on uncompleted contracts (note 2)	223,378	382,739
Total current liabilities	2,110,218	7,572,747
Long-term debt, less current portion (note 9)	1,072,341	1,108,023
Total liabilities	3,182,559	8,680,770
Stockholders' equity (notes 11 and 12):		
Common stock, $.01 par value, 50,000,000 shares authorized; 18,844,515 and 17,679,848 shares issued and outstanding	188,445	176,798
Additional paid-in capital	55,885,486	51,444,359
Accumulated deficit	(47,356,028)	(43,757,378)
Accumulated other comprehensive loss	(384,300)	(384,300)
Note receivable from officer	(23,600)	(30,714)
Total stockholders' equity	8,310,003	7,448,765
Commitments (notes 9, 16, and 18)		
	$ 11,492,562	16,129,535

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended March 31, 2003	Year Ended March 31, 2002	Year Ended March 31, 2001
Revenue (note 13):			
Contract services	$ 2,985,639	2,999,342	2,283,292
Product sales	12,500,769	18,395,898	23,011,358
	15,486,408	21,395,240	25,294,650
Operating costs and expenses:			
Costs of contract services	2,583,889	2,053,745	1,930,601
Costs of product sales	12,775,074	17,231,561	20,717,392
Research and development	117,735	98,940	103,231
General and administrative	3,579,407	3,729,064	3,786,669
Amortization of goodwill	-	270,348	270,348
Write-down of assets (note 7)	140,471	-	291,818
Write-down of goodwill (note 7)	-	4,348,633	-
	19,196,576	27,732,291	27,100,059
Loss from continuing operations before other income (expense)	(3,710,168)	(6,337,051)	(1,805,409)
Other income (expense):			
Interest income	28,035	64,067	59,588
Interest expense	(68,050)	(372,084)	(298,690)
Minority interest share of earnings of consolidated subsidiary	-	-	(65,426)
Gain on sale of real estate	322,139	379,997	19,286
Other	14,365	(6,484)	48,113
	296,489	65,496	(237,129)
Loss from continuing operations	(3,413,679)	(6,271,555)	(2,042,538)
Discontinued operations (note 14):			
Loss from operations of discontinued gear division	-	(644,650)	(1,097,584)
Loss on disposal of gear division including operating losses during phase-out period	(184,971)	(1,676,450)	-
	(184,971)	(2,321,100)	(1,097,584)
Net loss	$ (3,598,650)	(8,592,655)	(3,140,122)
Net loss per common share - basic and diluted (note 1)			
Continuing operations	$ (.18)	(.36)	(.12)
Discontinued operations	(.01)	(.13)	(.06)
	$ (.19)	(.49)	(.18)
Weighted average number of shares of common stock outstanding – basic and diluted	18,789,243	17,548,130	17,314,891

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity and Comprehensive Loss

	Number of common shares issued	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Notes receivable due from officer	Treasury stock	Total stockholders' equity
Balances at March 31, 2000	17,194,192	$ 171,942	49,382,877	(32,024,601)	(384,300)	-	-	17,145,918
Issuance of common stock upon exercise of employee, director and consultant options	212,408	2,124	1,094,961	-	-	(38,500)	(63,864)	994,721
Issuance of common stock upon exercise of warrants	12,000	120	95,880	-	-	-	-	96,000
Issuance of common stock under employee stock purchase plan	6,774	68	29,202	-	-	-	-	29,270
Issuance of common stock for services	5,967	59	44,944	-	-	-	-	45,003
Compensation expense accrued for issuance of common stock options granted for services	-	-	42,040	-	-	-	-	42,040
Comprehensive loss:								
Net loss	-	-	-	(3,140,122)	-	-	-	(3,140,122)
Translation adjustment	-	-	-	-	-	-	-	-
Total comprehensive loss	-	-	-	(3,140,122)	-	-	-	(3,140,122)
Retirement of treasury shares	(7,983)	(80)	(63,784)	-	-	-	63,864	-
Repayment of officers' notes	-	-	-	-	-	1,283	-	1,283
Balances at March 31, 2001	17,423,358	174,233	50,626,120	(35,164,723)	(384,300)	(37,217)	-	15,214,113
Issuance of common stock upon exercise of employee, director and consultant options	301,541	3,015	998,042	-	-	-	(337,696)	663,361
Proceeds from extension of warrants	-	-	105,007	-	-	-	-	105,007
Issuance of common stock under employee stock purchase plan	10,799	108	42,770	-	-	-	-	42,878
Compensation expense accrued for issuance of common stock options granted for services	-	-	9,558	-	-	-	-	9,558
Comprehensive loss:								
Net loss	-	-	-	(8,592,655)	-	-	-	(8,592,655)
Translation adjustment	-	-	-	-	-	-	-	-
Total comprehensive loss	-	-	-	(8,592,655)	-	-	-	(8,592,655)
Retirement of treasury shares	(55,850)	(558)	(337,138)	-	-	-	337,696	-
Repayment of officers' notes	-	-	-	-	-	6,503	-	6,503
Balances at March 31, 2002	17,679,848	176,798	51,444,359	(43,757,378)	(384,300)	(30,714)	-	7,448,765
Issuance of common stock in secondary offering, net of offering costs	1,160,095	11,601	4,423,611	-	-	-	-	4,435,212
Issuance of common stock under employee stock purchase plan	2,572	26	9,216	-	-	-	-	9,242
Compensation expense accrued for issuance of common stock options granted for services	2,000	20	8,300	-	-	-	-	8,320
Comprehensive loss:								
Net loss	-	-	-	(3,598,650)	-	-	-	(3,598,650)
Translation adjustment	-	-	-	-	-	-	-	-
Total comprehensive loss	-	-	-	(3,598,650)	-	-	-	(3,598,650)
Repayment of officers' notes	-	-	-	-	-	7,114	-	7,114
Balances of March 31, 2003	18,844,515	$ 188,445	55,885,486	(47,356,028)	(384,300)	(23,600)	-	8,310,003

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended March 31, 2003	Year Ended March 31, 2002	Year Ended March 31, 2001
Cash flows from operating activities of continuing operations :			
Loss from continuing operations	$ (3,413,679)	(6,271,555)	(2,042,538)
Adjustments to reconcile loss from continuing operations to net cash provided (used) by operating activities of continuing operations:			
Loss reserves for inventory and inventory obligations of customers	845,002	184,846	288,323
Depreciation and amortization	1,355,859	1,605,916	1,439,339
Gain on sale of real estate by consolidated subsidiary net of minority interest	-	(50,000)	(771,421)
Deferred gain on sale of real estate	(322,139)	(379,997)	752,136
Write-down of assets	140,471	-	291,818
Write-down of goodwill	-	4,348,633	-
Minority interest share of earnings of consolidated subsidiary	-	-	65,426
Non-cash compensation expense for common stock, stock options and warrants issued for services	8,320	9,558	87,043
Loss on disposal of property and equipment	-	6,493	2,917
Other	21,667	2,443	(5,426)
Change in operating assets and liabilities:			
Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts	1,656,013	1,182,259	(1,189,274)
Inventory obligations of certain customers	(642,788)	(514,689)	-
Inventories	2,024,069	2,309,346	(3,873,863)
Prepaid expenses and other current assets	238,894	(129,632)	(54,926)
Accounts payable and other current liabilities	(1,263,423)	(541,604)	1,434,932
Billings in excess of costs and estimated earnings on uncompleted contracts	(159,361)	184,919	118,320
Net cash provided (used) by operating activities	488,905	1,946,936	(3,457,194)
Cash flows from investing activities of continuing operations:			
Acquisition of property and equipment	(304,114)	(513,973)	(2,151,041)
Expansion of facility	(1,049,692)	-	-
Increase in patent and trademark costs	(64,341)	(74,232)	(45,551)
Proceeds from sale of property and equipment	-	-	7,000
Proceeds from sale of real estate by subsidiary, net	-	-	2,961,158
Distribution to minority interest on liquidation of consolidated subsidiary	-	-	(1,208,793)
Investment in other long-term assets	-	-	(75,000)
Proceeds from sale of Germany joint venture	-	-	400,000
Net cash used by investing activities	(1,418,147)	(588,205)	(112,227)

See accompanying notes to consolidated financial statements.

(Continued)

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

	Year Ended March 31, 2003	Year Ended March 31, 2002	Year Ended March 31, 2001
Cash flows from financing activities of continuing operations:			
Borrowings (repayment) on revolving line-of-credit, net	(2,254,000)	(1,783,000)	4,037,000
Proceeds from borrowings	1,225,000	-	700,000
Repayment of debt	(1,705,804)	(849,064)	(750,842)
Repayment of mortgage on sale of real estate by subsidiary	-	-	(581,400)
Issuance of common stock in secondary offering, net of offering costs	4,435,212	-	-
Issuance of common stock upon exercise of employee options, net of note repayments	7,114	669,864	996,004
Issuance of common stock under employee stock purchase plan	9,242	42,878	29,270
Issuance of common stock upon exercise of warrants	-	-	96,000
Proceeds from extension of warrants	-	105,007	-
Distributions paid to holders of minority interest	-	-	(56,121)
Net cash provided (used) by financing activities	1,716,764	(1,814,315)	4,469,911
Cash provided (used) by continuing operations	787,522	(455,584)	900,490
Net cash provided (used) by discontinued operations	277,245	(531,913)	(586,599)
Increase (decrease) in cash and cash equivalents	1,064,767	(987,497)	313,891
Cash and cash equivalents at beginning of year	1,411,509	2,399,006	2,085,115
Cash and cash equivalents at end of year	$ 2,476,276	1,411,509	2,399,006
Interest paid in cash during the year	$ 93,302	389,099	429,764

Non-Cash Investing and Financing Transactions:

In accordance with the provisions of the Company's stock option plans, the Company accepts as payment of the exercise price or as repayment of promissory notes from officers issued under the option plans, mature shares of the Company's common stock held by the option holder for a period of six months prior to the date of the option exercise or promissory note repayment. For the years ended March 31, 2002 and 2001, the Company issued 110,059 and 20,045 shares of common stock for an aggregate exercise price of $337,696 and $63,864 respectively, for which the Company received 55,850 and 7,983 shares of common stock as payment for the exercise price.

Prior to the enactment of the Sabanes-Oxley Act of 2002, the Company accepted promissory notes from officers of the Company in satisfaction of the exercise price of options exercised. These notes receivable were recorded as a reduction of stockholders' equity in the consolidated financial statements. For the year ended March 31, 2001, the Company issued 11,000 shares of common stock for an aggregate exercise price of $38,500 for which the Company received a promissory note for the same amount.

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Description of Business

UQM Technologies, Inc. and subsidiaries (the "Company") is engaged in the research, development and commercialization of permanent magnet electric motors and the electronic controls for such motors and the manufacture and sale of electronic printed circuit board assemblies, wire harness assemblies and other electronic products. Prior to the fiscal year ended March 31, 2002 when operations were discontinued, the Company was engaged in the grinding and manufacture of high precision gears (see note 14 below). The Company's revenue is derived primarily from product sales to customers in the automotive, agriculture, telecommunications, industrial, medical and aerospace markets, and from contract research and development services. The Company is impacted by other factors such as the continued receipt of contracts from industrial and governmental parties, its ability to protect and maintain the proprietary nature of its technology, its continued product and technological advances and the ability of the Company and its partners to commercialize its products and technology.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of UQM Technologies, Inc. and those of all majority-owned or controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investments in affiliated entities in which the Company has less than a 50 percent ownership interest and the ability to exercise significant influence are accounted for by the equity method. Under the equity method, the investment is originally recorded at cost and subsequently adjusted to recognize the Company's share of the net income or losses of the affiliates. Recognition of any such losses is generally limited to the extent of the Company's investment in, advances to, commitments and guarantees for the investee.

Other investments, in which the Company has a minimal ownership interest and does not exercise significant influence, are carried at cost.

(c) Cash and Cash Equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

(d) Accounts Receivables

The Company extends unsecured credit to most of its customers following a review of the customers credit history. The Company establishes an allowance for doubtful accounts based upon estimates of credit risk, historical trends and other information.

(e) Inventory Obligations of Certain Customers

The Company separately classifies inventories not currently being used or expected to be used in future production operations for which current or former customers are contractually obligated. The collectibility of these accounts is periodically assessed by management, who establishes appropriate reserves for its estimates of potentially uncollectible amounts.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Inventory reserves are based on the Company's assessment of recoverability of slow moving inventory items

(g) Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to seven years, except for buildings, which are depreciated over 31 years. Maintenance and repairs are charged to expense as incurred.

(h) Patent and Trademark Costs

Patent and trademark costs consist primarily of legal expenses, and represent those costs incurred by the Company for the filing of patent and trademark applications. Amortization of patent and trademark costs is computed using the straight-line method over the estimated useful life of the asset, typically 17 years for patents, and 40 years for trademarks.

(i) Goodwill

The excess of the consideration exchanged over the fair value of the net assets obtained in acquisitions is recorded as goodwill. Prior to fiscal 2003, amortization of goodwill was calculated using the straight-line method over a period of 20 years. Adjusted net loss for the years ended March 31, 2003, 2002 and 2001, assuming goodwill amortization had been excluded from net loss, would have been $3,598,650, $8,322,307 and $2,869,774, respectively.

(j) Impairment of Long-Lived Assets

The Company periodically evaluates whether circumstances or events have affected the recoverability of long-lived assets including goodwill and other intangible assets. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset or groups of assets from expected future cash flows (undiscounted and without interest charges) estimated by management. If expected future cash flows are less than the carrying value, an impairment loss is recognized to adjust the asset to fair value as determined by expected future cash flows.

(k) Contract Services Revenue and Cost Recognition

The Company manufactures proprietary products and other products based on design specifications provided by its customers. Revenue from sales of products are generally recognized at the time title to the goods and the benefits and risks of ownership passes to the customer which is typically when products are shipped based on the terms of the customer purchase agreement.

Revenue relating to long-term fixed price contracts is recognized using the percentage of completion method. Under the percentage of completion method, contract revenues and related costs are recognized based on the percentage that costs incurred to date bear to total estimated costs.

Changes in job performance, estimated profitability and final contract settlements may result in revisions to cost and revenue, and are recognized in the period in which the revisions are determined.

Contract costs include all direct materials, subcontract and labor costs and other indirect costs. General and administrative costs are charged to expense as incurred. At the time a loss on a contract becomes known, the entire amount of the estimated loss is accrued.

The aggregate of costs incurred and estimated earnings recognized on uncompleted contracts in excess of related billings is shown as a current asset, and billings on uncompleted contracts in excess of costs incurred and estimated earnings is shown as a current liability.

(l) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m) Research and Development

Costs of researching and developing new technology or significantly altering existing technology are charged to operations as incurred.

(n) Equity Compensation

The Company periodically issues common stock or stock options to employees and non-employees for services rendered. For common stock issuances, the cost of these services is recorded based upon the fair market value of the Company's common stock on the date of issuance. For issuances of stock options to employees and directors the Company measures compensation costs using the intrinsic value method. Stock options granted to non-employees are accounted for under the fair value method.

Had the Company reported compensation costs as determined by the fair value method of accounting for option grants to employees and directors, net loss and net loss per common share would have been the pro forma amounts indicated in the following table:

	Year Ended March 31, 2003	Year Ended March 31, 2002	Year Ended March 31, 2001
Net loss - as reported	$ (3,598,650)	(8,592,655)	(3,140,122)
Deduct: Additional stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects:			
Current period option grants	(63,274)	(82,981)	(219,753)
Prior period option grants	(1,062,219)	(1,283,110)	(778,689)
Pro forma net loss	$ (4,724,143)	(9,958,746)	(4,138,564)
Earnings per share:			
Basic and diluted - as reported	$ (.19)	(.49)	(.18)
Basic and diluted - pro forma	$ (.25)	(.57)	(.24)

The fair value of stock options granted was calculated using the Black Scholes option pricing model based on the following weighted average assumptions:

	Year Ended March 31, 2003	Year Ended March 31, 2002	Year Ended March 31, 2001
Expected volatility	49.6%	48.4%	48.4%
Expected dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	3.3%	4.7%	5.3%
Expected life of option granted	6 years	6 years	6 years
Fair value of options granted as computed under the Black Scholes option pricing models	$ 1.39 per share	$ 2.16 per share	$ 4.75 per share

Future pro forma compensation cost by fiscal year, assuming no additional grants by the Company to employees and directors, is as follows:

Fiscal Year Ended March 31,	Pro Forma Compensation Expense
2004	$ 797,460
2005	$ 393,062
2006	$ 146,270

(o) Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive loss items which under generally accepted accounting principles are excluded from net loss but included as a component of stockholders' equity. At March 31, 2003 and 2002, the Company's comprehensive loss was equal to its net loss and accumulated other comprehensive loss consisted entirely of unrealized foreign currency losses relating to the Company's investment in Taiwan UQM Electric Co., Ltd.

(p) Loss Per Common Share

Statement of Financial Accounting Standards No. 128, *Earnings per Share* ("SFAS 128"), requires presentation of both basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share is computed by dividing income or loss available to common shareholders by all outstanding and dilutive potential shares during the periods presented, unless the effect is antidilutive. For the fiscal years ended March 31, 2003, 2002 and 2001, outstanding option to purchase 2,807,473, 2,820,332 and 2,861,880 shares of its common stock, respectively, and warrants to purchase 420,269, 188,250 and 299,375 shares of its common stock, respectively, were outstanding. Dilutive options and warrants determined under the treasury stock method to acquire 8,683 shares, 332,825 shares and 661,045 shares of common stock for the fiscal years ended March 31, 2003, 2002 and 2001, respectively, were not included in the computation of diluted loss per share because to do so would be antidilutive.

(q) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(r) Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation.

(s) New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "*Business Combinations*" and SFAS No. 142, "*Goodwill and Other Intangible Assets*." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 required that, beginning April 1, 2002 goodwill would no longer be amortized for any intangible assets determined to have an indefinite useful life and acquired in a business combination accounted for under the purchase method and completed prior to June 30, 2001. In addition, the Company was required to assign goodwill to specific reporting units and then test it for impairment at least annually under a two step approach designed to compare the carrying value of each reporting unit to the fair value of the reporting unit. The Company was required to reassess its intangible assets, including goodwill recorded in connection with earlier acquisitions accounted for under the purchase method, including their useful lives. The Company adopted SFAS No. 141 and SFAS No. 142 on March 31, 2002.

(2) Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts and Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts

At March 31, 2003, the estimated period to complete contracts in process ranged from 1 to 9 months, and the Company expects to collect substantially all related accounts receivable arising therefrom within ten months.

The following summarizes contracts in process at March 31, 2003, and 2002:

	March 31, 2003	March 31, 2002
Costs incurred on uncompleted contracts	$ 1,903,214	2,486,598
Estimated earnings	619,403	1,025,313
	2,522,617	3,511,911
Less billings to date	(2,558,511)	(3,452,437)
	$ (35,894)	59,474
Included in the accompanying balance sheets as follows:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 187,484	442,213
Billings in excess of costs and estimated earnings on uncompleted contracts	(223,378)	(382,739)
	$ (35,894)	59,474

(3) Inventory Obligations of Certain Customers

The Company requires substantially all of the customers of its electronic products segment to contractually commit to pay for any non-returnable or non-cancelable raw material inventory purchased by the Company on behalf of the customer. The Company separately classifies raw material inventory covered under these purchase commitments that is not currently being used or expected to be used in future production operations and is seeking recovery from these customers.

The value of raw materials inventory held pursuant to purchase obligations is as follows:

	March 31, 2003	March 31, 2002
Inventory obligations of customers	$ 1,157,477	514,689
Less: Allowance for uncollectible amounts	(367,710)	(111,727)
	$ 789,767	402,962

(4) Inventories

Inventories at March 31, 2003, and 2002 consist of:

	March 31, 2003	March 31, 2002
Raw materials, net	$ 1,118,944	3,397,268
Work in process	136,683	572,664
Finished products	364,635	263,418
	$ 1,620,262	4,233,350

(5) Limited Liability Company

In September 1992, the Company and a private investor formed a Colorado limited liability company to acquire, own and maintain a 40,000 square-foot facility in Golden, Colorado, and the surrounding land. This facility served as the Company's corporate headquarters through September 2002. Ownership in this limited liability company was divided equally between the Company and the private investor. However, the Company was deemed to have a controlling interest in the limited liability company by virtue of the operating agreement which authorized the Company to make all decisions with respect to the business of the limited liability company, subject only to certain protective rights of the private investor, and by virtue of the lease agreement with the limited liability Company covering the entire facility.

The limited liability Company was accounted for as a consolidated subsidiary. Minority interest in consolidated subsidiary represents the private investor's allocable portion of the equity of the consolidated subsidiary.

In January 2001, the limited liability company sold the Golden, Colorado real estate held by it for $3.0 million in cash. Subsequent to the sale the limited liability company was liquidated. Cash proceeds to the Company from the transaction and the subsequent liquidation were $1.2 million. Recognition of the Company's gain on the transaction of $702,136 was deferred and recognized ratably over the remaining term of the Company's lease of the facility. The Company's lease on the facility expired in September 2002.

(6) Investment in Taiwan Joint Venture

The Company has a 38-1/4 percent interest in a joint venture, Taiwan UQM Electric Co., Ltd. ("Taiwan UQM"), with Kwang Yang Motor Co., Ltd., and Turn-Luckily Technology Co., Ltd.

Since its inception, Taiwan UQM has incurred substantial operating losses and the Company has reported its proportionate share of such losses and foreign exchange rate fluctuations as a reduction in the recorded value of its investment in Taiwan UQM under the equity method of accounting. On September 30, 1999 the Company wrote down the carrying value of this investment from $1,476,233 to zero. Consequently, the Company discontinued recording its share of the net losses of the joint venture subsequent to the date of the write-down. Prior to the write-down the Company reported its proportionate share of the losses of Taiwan UQM under the equity method of accounting.

The cumulative foreign currency translation adjustments with respect to the Taiwan joint venture is included in accumulated other comprehensive income until the investment is sold or liquidated.

(7) Impairment of Long-Lived Assets

During the fiscal year ended March 31, 2003, the Company recorded total impairment charges of $140,471 for obsolete equipment.

For the fiscal year ended March 31, 2002, the Company determined that goodwill associated with the purchase of its electronic products segment was impaired and the Company recorded a charge of $4,348,633.

During the fiscal year ended March 31, 2001, the Company recorded an impairment charge associated with the retirement of certain manufacturing equipment in the amount of $216,818. Also during the year, the Company wrote down the carrying value of its investment in Aeromax and associated trade amounts receivable from Aeromax totaling $103,583.

(8) Other Current Liabilities

Other current liabilities at March 31, 2003 and 2002, consists of:

	March 31, 2003	March 31, 2002
Accrued legal and accounting fees	$ 81,300	134,200
Accrued payroll and employee benefits	176,101	210,255
Accrued personal property and real estate taxes	37,323	106,109
Accrued warranty costs	45,927	35,169
Accrued raw material purchases	149,376	-
Accrued losses on engineering contracts	92,356	2,331
Customer deposits	79,188	14,500
Accrued rents	32,919	-
Accrued royalties	18,404	19,788
Other	81,681	46,202
	$ 794,575	568,554

(9) Long-term debt

Long-term debt at March 31, 2003 and 2002 consists of:

	March 31, 2003	March 31, 2002
Note payable to bank, payable in monthly installments with interest at 8.65%; matures July 2003; secured by land and building	$ -	550,914
Notes payable to bank, payable in monthly installments with interest at 8.5%; matures April, September, and November 2005; secured by equipment	-	412,592
Note payable to bank, payable in monthly installments with interest at 9.50%; matures June 2006; secured by equipment	-	39,080
Note payable to bank, payable in monthly installments with interest at 7.70%; matures March 2004; secured by equipment	-	667,317
Note payable to bank, payable in monthly installments with interest at 8.75%, matures August 2004	-	451,835
Note payable to bank, payable in monthly installments with interest at 7.25%; matures November 2005; secured by land and building	949,774	-
Note payable to a development partnership in monthly installments with interest at national prime interest rate plus 2 percent (6.25% or March 31, 2003) adjusted annually on anniversary of loan; matures December 2007; secured by land and building	239,488	-
Total long-term debt	1,189,262	2,121,738
Less: current portion	116,921	1,013,715
Long-term debt, less current portion	$ 1,072,341	1,108,023

The loan agreement related to the Company's facility in Frederick, Colorado requires the Company to maintain certain financial ratios as defined in the agreement. At March 31, 2003, the Company was in compliance with these covenants.

The annual aggregate contractual maturities of long-term debt for each of the next five fiscal years are as follows:

2004	$ 116,921
2005	125,302
2006	850,783
2007	54,014
2008	42,242
	$ 1,189,262

(10) Income Taxes

Income tax benefit attributable to loss from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 34% as a result of the following:

	Year Ended March 31, 2003	Year Ended March 31, 2002	Year Ended March 31, 2001
Computed "expected" tax benefit	$ (1,160,651)	(2,921,503)	(1,067,641)
Increase (decrease) in taxes resulting from:			
Amortization of goodwill not deductible for tax	-	1,570,454	91,820
Expiration of net operating loss (NOL) carry-forwards	-	-	126,992
Adjustment to deferred tax assets and liabilities for prior period corrections	(2,645,218)	-	-
Increase in valuation allowance for net deferred tax assets	3,997,211	1,478,996	884,072
Other, net	(191,342)	(127,947)	(35,243)
Income tax benefit	$ -	-	-

The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset are presented below:

	March 31, 2003	March 31, 2002
Deferred tax assets:		
Research and development credit carryforwards	$ 73,628	74,215
Net operating loss carryforwards - Federal	14,447,583	10,172,169
Accruals and reserves	611,444	260,478
Property and equipment	802,113	655,686
Intangible Assets	(103,641)	671,368
Write-down of investments	1,170,724	1,170,724
Total deferred tax assets	17,001,851	13,004,640
Less valuation allowance	(17,001,851)	(13,004,640)
Net deferred tax assets, net of valuation allowance	$ -	-

As of March 31, 2003, the Company had net operating loss carryforwards (NOL) of approximately $45 million for U.S. income tax purposes that expire in varying amounts through 2023. Approximately $3 million of the net operating loss carryforwards are attributable to stock options, the benefit of which will be credited to additional paid-in capital if realized. However, due to the provisions of Section 382 of the Internal Revenue Code, the utilization of a portion of these NOLs is limited. Future ownership changes under Section 382 could occur that would result in additional Section 382 limitations, which would restrict the use of NOLs. In addition, any Section 382 limitation could be further reduced to zero if the Company fails to satisfy the continuity of business enterprise requirement for the two-year period following an ownership change.

(11) Stockholders' Equity

In April 2002, the Company completed a secondary offering at 1,160,095 shares of common stock together with two-year warrants to acquire additional 232,019 shares of common stock at an exercise price of $5.73 per share. Cash proceeds to the Company, net of offering costs were $4,435,212.

(12) Common Stock Options and Warrants

Incentive and Non-Qualified Option Plans

The Company has 1,078,085 shares of common stock available for future grant to key employees, consultants and key suppliers under its 2002 Equity Incentive Plan. Under the Plan, the exercise price of each option is set at the fair market value of the common stock on the date of grant and the maximum term of the option is 10 years from the date of grant. Options granted to employees vest ratably over a three-year period. The maximum number of options that may be granted to any eligible employee during the term of the 2002 Plan is 500,000 options. Forfeitures under the 2002 Equity Incentive Plan are available for re-issuance at any time prior to expiration of the Plan in 2013. Options granted under the Company's plans to employees require the option holder to abide by certain Company policies which restrict their ability to sell the underlying common stock. Prior to the adoption of the 2002 Equity Incentive Plan, the Company issued stock options under its 1992 Incentive and Non-qualified Option Plan, which expired by its terms in 2002. Forfeitures under the 1992 Incentive and Non-qualified Option Plan may not be re-issued.

The following table summarizes activity under the plans:

	Shares Under Option	Weighted-Average Exercise Price
Outstanding at March 31, 2000	3,231,394	$ 6.01
Granted	472,633	$ 7.18
Exercised	(212,408)	$ 5.16
Forfeited	(676,799)	$ 7.31
Outstanding at March 31, 2001	2,814,820	$ 5.96
Granted	472,500	$ 4.16
Exercised	(301,541)	$ 3.32
Forfeited	(219,583)	$ 6.96
Outstanding at March 31, 2002	2,766,196	$ 5.87
Granted	422,500	$ 2.76
Forfeited	(410,568)	$ 5.77
Outstanding at March 31, 2003	2,778,128	$ 5.41
Exercisable at March 31, 2003	2,014,807	$ 6.03

The following table presents summarized information about stock options outstanding at March 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 3/31/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 3/31/03	Weighted Average Exercise Price
$2.75 - 3.31	717,613	7.3 years	$2.99	303,198	$3.31
$3.59 - 5.00	891,622	5.9 years	$4.29	643,667	$4.35
$6.25 - 8.75	1,168,893	4.9 years	$7.76	1,067,942	$7.82
$2.75 - 8.75	2,778,128	5.8 years	$5.41	2,014,807	$6.03

Non-Employee Director Stock Option Plan

In February 1994, the Company's Board of Directors ratified a Stock Option Plan for Non-Employee Directors pursuant to which Directors may elect to receive stock options in lieu of cash compensation for their services as directors. The Company has 253,333 shares of common stock available for future grant under the Plan. Option terms range from 3 to 10 years from the date of grant. Option prices are equal to the fair market value of common shares at the date of grant. Forfeitures under the Plan are available for re-issuance at a future date.

The following table presents summarized activity under the plan:

	Shares Under Option	Weighted - Average Exercise Price
Outstanding at March 31, 2000	41,275	$ 5.68
Granted	5,785	$ 7.94
Outstanding at March 31, 2001	47,060	$ 5.96
Granted	7,076	$ 5.85
Outstanding at March 31, 2002	54,136	$ 5.94
Granted	16,484	$ 2.55
Forfeited	(41,275)	$ 5.68
Outstanding at March 31, 2003	29,345	$ 4.41
Exercisable at March 31, 2003	27,417	$ 4.16

The following table presents summarized information about stock options outstanding for non-employee directors:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 3/31/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 3/31/03	Weighted Average Exercise Price
\$2.55 – 2.55	16,484	2.3 years	\$2.55	16,484	\$2.55
\$5.85 – 8.00	12,861	1.4 years	\$6.79	10,933	\$6.59
\$2.55 – 8.00	29,345	1.9 years	\$4.41	27,417	\$4.16

Warrants

In April 2002, the Company completed a secondary offering of 1,160,095 shares of common stock together with two-year warrants to acquire an additional 232,019 shares of the Company's common stock. The warrants have an exercise price of \$5.73 per share. All of the warrants were outstanding at March 31, 2003.

The Company completed a private placement in fiscal 1998 of 750,000 units which consisted of one common share and one warrant at an exercise price of \$8.00 per share. The warrants were scheduled to expire two years from the date of issuance. In March 2000, warrants to acquire 299,375 shares of common stock were extended for eighteen months. Of the originally extended warrants, warrants to purchase 188,250 shares of common stock were extended for an additional period of two years in fiscal 2002 at the fair value of such extensions resulting in cash proceeds to the Company of \$105,007. The warrants expire in October 2003. All of the extended warrants were outstanding at March 31, 2003.

(13) Significant Customers

The Company has historically derived significant revenue from a few key customers. The customers from which more than 10% of total revenue has been derived and the percentage of revenue is summarized as follows:

	Year Ended March 31, 2003	Year Ended March 31, 2002	Year Ended March 31, 2001
Tyco International	\$ 3,874,903	5,397,571	4,706,810
HandEra, Inc.	584,111	1,066,190	6,427,983
Invacare Corporation	4,136,328	4,001,270	2,805,300
	\$ 8,595,342	10,465,031	13,940,093
Percentage of revenue	56%	49%	55%

These customers also represented 64%, 48% and 73% of total accounts receivable at March 31, 2003, 2002 and 2001, respectively. Tyco International and HandEra, Inc. are customers of the Company's electronic product segment and Invacare Corporation is a customer of the mechanical products segment. Tyco International has notified the Company that they will not place additional orders after their current purchase commitment is fulfilled in August 2003. The Company's electronic products segment manufactures products to customers' design specification as a contract manufacturer. As such, the Company purchases inventory on behalf of customers based on the understanding that the customer is financially obligated in the event their production order with the Company is cancelled or otherwise not fulfilled. The amount of raw materials inventory held for Tyco International and HandEra, Inc. amounted to $0.3 million and $0.15 million as of March 31, 2003. Inventories consisting of raw materials, work-in-process and finished goods for Invacare Corporation were approximately $0.2 million as of March 31, 2003.

Contract services revenue derived from contracts with agencies of the U.S. Government and from sub-contracts with U.S. Government prime contractors totaled $1,162,967, $1,040,251 and $853,341 for the years ended March 31, 2003, 2002 and 2001, respectively.

(14) Discontinued Operations

In October 2001, the Company formalized a plan to close its contract gear manufacturing business, which was part of its mechanical products segment.

The operating results of this division for the years ended March 31, 2003, 2002 and 2001 have been reported separately as discontinued operations together with estimated losses on the disposal of division assets. Loss from operations of discontinued gear division also includes interest expense on debt used to acquire gear manufacturing machinery and equipment but does not include allocations of general corporate overheads, which have been allocated to other business segments. All prior periods presented have been restated to reflect the contract gear manufacturing division as a discontinued operation.

Net sales and net loss from the discontinued gear division are shown in the following table. Losses for the nine months phase-out period ended June 30, 2002 were applied as a reduction of the liability for accrued future losses of discontinued operations.

	For The Year Ended March 31,		
	2003	2002	2001
Net sales	$ 127,239	1,453,851	1,602,421
Net loss	$ (184,971)	(2,321,100)	(1,097,584)

Assets and liabilities of the discontinued gear division were as follows:

	March 31, 2003	March 31, 2002
Accounts receivable, inventories and other assets	$ -	227,268
Property and equipment, net	-	1,253,432
Goodwill, net	-	-
Total assets	-	1,480,700
Accounts payable and other liabilities	-	228,525
Accrued future loses of discontinued operations	-	338,288
Term debt	-	451,672
Total liabilities	-	1,018,485
Net assets of discontinued gear division	$ -	462,215

(15) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, certificates of deposit, accounts receivable and accounts payable:

The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt and revolving line-of-credit:

The carrying amount of the Company's long-term debt approximates fair value since the interest rate on this debt represents the current market rate for similar financing available to the Company providing comparable security to the lender.

(16) Employee Benefit Plans

401(k) Plan

The Company has established a 401(k) Savings Plan (the Plan) under which eligible employees may contribute up to 15% of their compensation. At the direction of the participants, contributions are invested in several investment options offered by the Plan. The Company currently matches 33% of participants contributions, subject to certain limitations. These contributions vest ratably over a three-year period. Matching contributions to the Plan by the Company were $78,621, $97,370 and $99,179 for the years ended March 31, 2003, 2002 and 2001, respectively.

Stock Purchase Plan

The Company has established a Stock Purchase Plan, which allows eligible employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the fair market value at specified dates. The Company has reserved 123,542 shares of common stock for issuance under the Stock Purchase Plan. During the years ended March 31, 2003, 2002 and 2001, the Company issued 2,572, 10,799 and 6,774 shares of common stock, respectively, under the Stock Purchase Plan.

(17) Segments

The Company has three reportable segments: technology, mechanical products and electronic products. The technology segment encompasses the Company's technology-based operations including core research to advance its technology, application engineering and product development and job shop production of prototype components. The mechanical products segment encompasses the manufacture and sale of permanent magnet motors. As discussed in note 14 the Company discontinued its gear operations in fiscal year 2002 and accordingly the financial results of this operation are no longer reported in continuing operations of the mechanical products segment in all periods presented. The electronic products segment encompasses the manufacture and sale of wire harness assemblies, electronic printed circuit board assemblies and electronic products. Salaries of the executive officers and corporate general and administrative expense is allocated equally to each segment.

Intersegment sales or transfers which were eliminated upon consolidation were $128,545, $146,903 and $75,635 for the years ended March 31, 2003, 2002 and 2001, respectively.

In September 2003, the Technology segment began leasing office, production and laboratory space in a building owned by the mechanical products segment, based on a negotiated rate for the square footage occupied. Intercompany lease payments which amounted to $88,274 for the year ended March 31, 2003 were eliminated upon consolidation.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different business strategies.

The following table summarizes significant financial statement information for continuing operations of each of the reportable segments for the year ended March 31, 2003:

	Technology	Mechanical Products	Electronic Products	Total
Revenue	$ 3,416,032	4,136,328	7,934,048	15,486,408
Interest income	26,586	1,449	-	28,035
Interest expense	-	(60,761)	(7,289)	(68,050)
Depreciation and amortization	(311,440)	(203,732)	(840,687)	(1,355,859)
Write-down of other assets	(15,886)	(10,498)	(114,087)	(140,471)
Segment earnings (loss) from continuing operations	(408,831)	69,527	(3,074,375)	(3,413,679)
Net loss	(408,831)	(115,444)	(3,074,375)	(3,598,650)
Total segment assets	4,167,175	3,055,249	4,270,138	11,492,562
Expenditures for segment assets	$ (319,224)	(1,093,430)	(5,493)	(1,418,147)

The following table summarizes significant financial statement information for continuing operations of each of the reportable segments for the year ended March 31, 2002:

	Technology	Mechanical Products	Electronic Products	Total
Revenue	$ 3,747,725	4,001,270	13,646,245	21,395,240
Interest income	61,207	2,860	-	64,067
Interest expense	-	(34,459)	(337,625)	(372,084)
Depreciation and amortization	(321,466)	(164,324)	(849,778)	(1,335,568)
Goodwill amortization	-	-	(270,348)	(270,348)
Write-down of goodwill	-	-	(4,348,633)	(4,348,633)
Segment earnings (loss) from continuing operations	32,078	23,160	(6,326,793)	(6,271,555)
Net earnings (loss)	32,078	(2,297,940)	(6,326,793)	(8,592,655)
Assets of continuing operations	5,019,416	2,755,640	6,873,779	14,648,835
Assets of discontinued operations	-	1,480,700	-	1,480,700
Total segment assets	5,019,416	4,236,340	6,873,779	16,129,535
Expenditures for segment assets	$ (258,079)	(14,454)	(315,672)	(588,205)

Segment information has been reclassified to reflect corporate overhead allocation consistent with the current year presentation. The following table summarizes significant financial statement information for continuing operations of each of the reportable segments for the year ended March 31, 2001:

	Technology	Mechanical Products	Electronic Products	Total
Revenue	$ 3,378,396	2,805,300	19,110,954	25,294,650
Interest income	58,782	806	-	59,588
Interest expense	(45,795)	(16,847)	(236,048)	(298,690)
Depreciation and amortization	(398,344)	(101,418)	(669,229)	(1,168,991)
Goodwill amortization	-	-	(270,348)	(270,348)
Write-down of investments and other assets	(75,000)	-	(216,818)	(291,818)
Segment earnings (loss) from continuing operations	(921,583)	219,325	(1,340,280)	(2,042,538)
Net loss	(921,583)	(878,259)	(1,340,280)	(3,140,122)
Assets of continuing operations	5,623,473	2,563,612	15,880,154	24,067,239
Assets of discontinued operations	-	3,414,354	-	3,414,354
Total segment assets	5,623,473	5,977,966	15,880,154	27,481,593
Expenditures for segment assets	$ (401,024)	(7,717)	(1,862,851)	(2,271,592)

(18) Commitments and Contingencies

Employment Agreements

The Company has entered into employment agreements with two of its officers, which expire December 31, 2007. The aggregate future compensation under the employment agreements is $2,052,000.

Lease Commitments

The Company has entered into operating lease agreements for office space and equipment, which expire at various times through 2007. As of March 31, 2003, the future minimum lease payments under operating leases with initial noncancelable terms in excess of one year are as follows:

Year ending March 31:	
2004	$ 206,729
2005	299,405
2006	299,371
2007	288,564
	$ 1,094,069

Rental expense under these leases totaled approximately $378,995, $552,883 and $565,109 for the years ended March 31, 2003, 2002 and 2001, respectively.

Litigation

The Company filed a lawsuit in Circuit Court of St. Louis County, Missouri in June 2002 against Hussman Corporation, a wholly-owned subsidiary of Ingersoll Rand Corporation, a former customer of its electronics product segment seeking payment for inventory purchased on behalf of the customer. The Company is seeking damages of approximately $375,000 plus attorneys fees and other costs. The customer has filed various counterclaims, including breach of contract. The Company believes it has substantial and meritorious defenses against the counterclaims and intends to vigorously contest them. In November 2002, the Company also filed an additional lawsuit against another former customer of its electronics product segment in the Circuit Court of St. Louis County, Missouri seeking payment for inventory purchased on behalf of the customer. The Company is seeking damages of approximately $180,000 plus attorneys fees and other costs. Both actions are currently scheduled for trial in the fall of 2003. It is not possible to predict or determine the outcome of these legal actions, or to provide an estimate of potential losses, if any, at this time, however, should the court award damages on the counterclaim it could have a material adverse effect on the Company's financial position, results of operations and liquidity.

In addition, the Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, and based on current available information, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flow, although there can be no assurance that adverse developments in these matters could not have a material impact on a future reporting period.

(19) Interim Financial Data (unaudited)

	For The Quarter Ended			
	June 30	September 30	December 31	March 31
Fiscal year 2003				
Sales	$ 4,772,613	4,072,950	3,701,837	2,939,008
Gross profit (loss)	$ 377,307	130,022	(259,625)	(120,259)
Loss from continuing operations	$ (412,920)	(887,784)	(1,273,335)	(839,640)
Net loss	$ (597,891)	(887,784)	(1,273,335)	(839,640)
Loss per common share from continuing operations - basic and diluted	$ (0.02)	(0.05)	(0.07)	(0.04)
Net loss per common share - basic and diluted	$ (0.03)	(0.05)	(0.07)	(0.04)
Fiscal year 2002				
Sales	$ 6,509,793	5,221,488	5,165,969	4,497,990
Gross profit	$ 918,101	450,576	363,295	377,962
Loss from continuing operations	$ (172,679)	(782,781)	(579,750)	(4,736,345)
Net loss	$ (487,805)	(2,788,755)	(579,750)	(4,736,345)
Loss per common share from continuing operations - basic and diluted	$ (0.01)	(0.05)	(0.03)	(0.27)
Net loss per common share - basic and diluted	$ (0.03)	(0.16)	(0.03)	(0.27)

UQM TECHNOLOGIES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(20) Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions		Deductions	Balance End of Year
		Charged to Costs and Expenses	Charged to Other Accounts		
Year ended March 31, 2003					
Deducted from asset accounts:					
Allowance for doubtful accounts:					
Accounts receivable	$ 33,054	-	-	4,298(A)	$ 28,756
Inventory obligations of certain customers, net	$ 111,727	255,983	-	-	$ 367,710
Inventory obsolescence reserve	$ 443,271	686,750	-	97,731(B)	$ 1,032,290
Accrued warranty cost	$ 35,169	105,144	-	94,386(C)	$ 45,927
Year ended March 31, 2002					
Deducted from asset accounts:					
Allowance for doubtful accounts:					
Accounts receivable	$ 41,540	31,438	-	39,924(A)	$ 33,054
Inventory obligations of certain customers, net	$ -	111,727	-	-	$ 111,727
Inventory obsolescence reserve	$ 370,152	229,905	-	156,786(B)	$ 443,271
Accrued warranty cost	$ 34,275	109,209	-	108,315(C)	$ 35,169
Year ended March 31, 2001					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 2,674	57,257	-	18,391(A)	$ 41,540
Inventory obsolescence reserve	$ 81,829	400,822	-	112,499(B)	$ 370,152
Accrued warranty cost	$ 6,473	44,657	-	16,855(C)	$ 34,275

Note (A) Uncollectible accounts written off, net of recoveries.
Note (B) Amounts written off or payments received on liquidation.
Note (C) Represents actual warranty payments for units returned under warranty.

This page intentionally left blank.

Board of Directors

William G. Rankin
Chairman of the Board,
President and Chief Executive Officer

Ernest H. Drew
Investor and Consultant

Stephen J. Roy
Principal
STL Capital Partners

Lieutenant General Jerome Granrud (ret.)
Consultant
The Spectrum Group

Donald W. Vanlandingham
Consultant , Retired Chairman
Ball Aerospace and Technology Corporation

Executive Officers

William G. Rankin
Chairman of the Board,
President and Chief Executive Officer

Donald A. French
Treasurer, Secretary and Chief Financial Officer

Richard L. Hugen
Vice President Marketing and Sales

Business Units

Product Engineering Center and
Corporate Headquarters
UQM Technologies, Inc.
7501 Miller Drive
Frederick, CO 80530
Tel: 303-278-2002
Fax: 303-278-7007
www.uqm.com

Motor Manufacturing
UQM Power Products, Inc.
7501 Miller Drive
Frederick, CO 80530
Tel: 800-480-6318 or 303-278-2002
Fax: 303-278-7007

Electronic Assembly Manufacturing
UQM Electronics, Inc.
3081 Elm Point Industrial Drive
St Charles, MO 63301
Tel: 800-821-6344 or 636-940-2800
Fax: 636-940-7676
www.uqm.com/Electronics

Affiliates

Taiwan UQM Electric Co., Ltd.
No. 1 Ta-Tung 1st Road
Kuan-Yin Industry Park
Tao- Yuan Hsien,Taiwan ROC
Tel: 886-3-483-2911
Fax: 886-3-483-2912
E-mail: twnuqm@mail.ttn.com.tw

Corporate Information

Auditors
KPMG LLP
Denver, CO

Legal Counsel
Holme Roberts & Owen LLP
Denver, CO

Investor Relations
For copies of the Company's annual and quarterly reports on Form 10-K and 10-Q, at no cost, or for additional information, please contact:
Investor Relations
Tel: 303-278-2002
Fax: 303-278-7007
or visit our Web site at www.uqm.com

Transfer Agent
Computershare Trust Company, Inc.
350 Indiana Street
Suite 800
Golden, CO 80401
Tel: 303-262-0600
Fax: 303-262-0603
inquire@computershare.com

Annual Meeting
Tuesday, August 19, 2003
10 a.m. Mountain Daylight time
National Renewable Energy Laboratory Visitor Center
15013 Denver West Parkway
Golden, CO 80401-3393
Tel: 303-384-6565

Stock Listings
UQM Technologies, Inc. common stock is listed on the American, Pacific, Chicago, Frankfurt and Berlin Stock Exchanges, under the ticker symbol UQM.


TECHNOLOGIES

UQM Technologies, Inc. • 7501 Miller Drive • Frederick, Colorado 80530 USA • 303.278.2002 • Fax 303.278.7007